Calvert Investments	William M. Tartikoff
Senior Vice President
and General Counsel

July 25, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:     Ms. Cindy Rose, Division of Investment Management

Re:	Calvert Social Index Fund File Nos. 2-75106 and 811-03334	The Calvert Fund File Nos. 2-76510 and 811-03416

	Calvert Social Index Series, Inc. File Nos. 333-34122 and 811-09877	Calvert Tax-Free Reserves File Numbers 002-69565 and 811-03101

	Calvert World Values Fund, Inc. File Nos. 33-45829 and 811-06563	First Variable Rate Fund for Government Income File Numbers 002-56809 and 911-02633

	Calvert Impact Fund, Inc. File Nos. 333-44064 and 811-10045	Calvert Cash Reserves File Numbers 002-76527 and 811-03418

Calvert SAGE Fund File Nos. 333-152031 and 811-22212

Dear Ms. Rose:

This letter responds to oral comments (“Comments”) you provided Lancelot A. King during a telephone conversation on July 11, 2013, regarding your review of the most recent annual filings on Form N-CSR for the above-referenced registrants (each, a “Company”).  The Comments and Calvert’s responses thereto are set forth below.

General

1.                   Comment:         If there have been no transfers between levels of the fair value hierarchy for the applicable reporting period, please provide a declarative statement of that fact in the annual report.

            Response:  At the request of the SEC Staff, in future shareholder reports filed on Form N-CSR, each Company will include the requested disclosure where applicable.

Specific

2.         Comment: In the annual report for Calvert International Opportunities Fund (the “Fund”), under “Security Valuation” in the Notes to Financial Statements, there is no reconciliation table for Level 3 assets that explains valuation.  Please explain.

            Response:  No reconciliation table was provided because the Fund deemed the amount of Level 3 securities to be immaterial – 0.2% of the Fund’s net assets, as disclosed in a footnote to the Valuation Inputs table on page 29 of the annual report.

3.         Comment: In the annual reports for Calvert Income Fund and Calvert Short Duration Income Fund (each, a “Fund”), the expense ratios for many of the classes provided in the hypothetical expense example (e.g., those for Classes A, B, C and I for Calvert Income Fund on page 12) differ significantly from the expense ratios for the same classes cited in the Financial Highlights tables.  Confirm that these figures are accurate; if so, please explain the reason for the significant disparities.

            Response: The Fund expense ratios provided in the hypothetical expense examples and the Financial Highlights tables are accurate.

The expense ratios cited in the hypothetical example were calculated based on Fund expenses for the semi-annual period from April 1, 2012, through September 30, 2012, while the expense ratios cited in the Financial Highlights tables were calculated based on Fund expenses for the annual period ending September 30, 2012.  Each Fund had significant, non-recurring expenses in the first half of the annual reporting period, which explains the difference in expense ratios.  The significant, non-recurring expenses for each Fund stemmed primarily from legal, audit and consultant fees incurred in connection with a valuation change matter related to a Fund holding. This matter is described in Note E of the Notes to Financial Statements in each annual report.

Finally, on behalf of each Company and as an officer of each Company, I acknowledge that:

1.         Each Company is responsible for the adequacy and accuracy of the disclosure in the Form N-CSR;

2.         Comments of the U.S. Securities and Exchange Commission (the “Commission”) Staff (“Staff”) or changes to disclosure in response to Staff comments on the Form N-CSR reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form N-CSR; and

3.         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Lancelot A. King at 301-657-7045 or me if you have any questions or comments.

Sincerely,

/s/ William M. Tartikoff

William M. Tartikoff